United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 01)*

OMB Number 3235-0145
Internet Brands, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
460608102
(CUSIP Number)
Calendar Year 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
√	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Brisco Robert N

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  3,952,133 (1)

  Shared Voting Power

  0

  Sole Dispositive Power

  3,952,133 (1)

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  3,952,133 shares (1)

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  9.65% (2)

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

(1) Includes 734,998 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2008.

(2) Percent of class represented by the amount in Row (11) is based on approximately 40,946,826 shares of Class A Common Stock outstanding as of December 31, 2008.

Item 1.

  Name of Issuer

  Internet Brands, Inc.

  Address of Issuer's Principal Executive Offices

  909 North Sepulveda Blvd., 11th Floor
  El Segundo, CA 90245

Item 2.

  Name of Person Filing

  Robert N. Brisco

  Address of Principal Business Office or, if None, Residence

  c/o Internet Brands, Inc.
  909 North Sepulveda Blvd., 11th Floor
  El Segundo, California 90245

  Citizenship

  United States of America

  Title of Class of Securities

  This statement relates to the Issuer’s Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), which is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”). Pursuant to Rule 13d-3(d)(1) promulgated under the Act, the number of shares of Class A Common Stock beneficially owned by the reporting person, as reported herein, includes the number of options held by such person that are immediately exercisable or exercisable within 60 days of December 31, 2008.

  CUSIP Number

  460608102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  3,952,133 (3)

  Percent of class:

  (based upon 40,946,826 shares of Class A Common Stock outstanding as of December 31, 2008): 9.65%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    3,952,133 (3)

    Shared power to vote or to direct the vote:

    0

    Sole power to dispose or to direct the disposition of:

    3,952,133 (3)

    Shared power to dispose or to direct the disposition of:

    0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009
Date
Internet Brands, Inc.
/s/ Robert N. Brisco
Signature
Robert N. Brisco
Chief Executive Officer & President
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Footnotes:

(3) Includes 734,998 shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2008.